UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Takahiro Saito

General Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3780-4198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 38,091,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 38,091,474*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,091,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 18.1%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 28,091,474 shares of outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”) and 10,000,000 shares of Company Ordinary Shares issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of October 3, 2016, between Dai-ichi Life Holdings, Inc. (the “Investor”) and the Company.
**	Based on 210,406,138 shares of Company Ordinary Shares, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of February 22, 2018 as reported by the Company in its Form 10-K filed on February 27, 2018, plus (ii) the 10,000,000 shares of Company Ordinary Shares issuable pursuant to the Option Agreement.

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) amends the Schedule 13D that was filed on May 30, 2017, as amended by Amendment No. 1 filed on November 14, 2017, Amendment No. 2 filed on December 18, 2017, Amendment No. 3 filed on February 8, 2018, Amendment No. 4 filed on March 7, 2018, and Amendment No. 5 filed on April 3, 2018 (the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding shares of ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 6 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 6. Only those items reported in this Amendment No. 6 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 6 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

From March 29, 2018 and April 23, 2018, the Investor purchased 2,195,336 shares of Company Ordinary Shares in the open market and through block trades for an aggregate purchase price of $70,328,303. The source of funds used by Investor to pay the purchase price for such shares was working capital.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Rows (7) through (11) and (13) of the cover pages to this Amendment No. 6 are hereby incorporated by reference. Pursuant to the 10b5-1 Plan, the Investor purchased a total of 2,195,336 shares of Company Ordinary Shares in the open market and through block trades from March 29, 2018 through April 23, 2018. Following completion of the purchase acquisition and for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 38,091,474 shares of Company Ordinary Shares, representing approximately 18.1% of the outstanding shares of Company Ordinary Shares. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 210,406,138, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of February 22, 2018 as reported by the Company in its Form 10-K filed on February 27, 2018, plus (ii) the 10,000,000 shares issuable pursuant to the Option Agreement.

Of these shares, 10,000,000 shares represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b) The Investor has (or, in the case of the 10,000,000 shares of Company Ordinary Shares that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 38,091,474 shares of Company Ordinary Shares beneficially owned by it.

(c) The transactions in the Common Ordinary Shares effected subsequent to March 28, 2018, the last date of trading reflected in Amendment No. 5, by the Investor are set forth in Schedule A, and are incorporated herein by reference.

Except as described above, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Ordinary Shares subsequent to March 28, 2018.

(d) No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: April 25, 2018	By:	/s/ Takahiro Saito
	Name:	Takahiro Saito
	Title:	General Manager, Actuarial and Accounting Unit

SCHEDULE A

This Schedule sets forth information with respect to each purchase of Common Ordinary Shares which were effectuated by Investor from March 29, 2018 through April 23, 2018. All such transactions were effected in the open market or through block trades through a broker.

DAI-ICHI LIFE HOLDINGS, INC.

Date of Transaction	Number of Shares Purchased	Price Per Share[1]	Range of Prices Per Share	Aggregate Purchase Price
March 29, 2018	85,183	32.8880	32.4700–33.3100	2,801,498.50
April 02, 2018	114,996	32.1493	31.6800–33.0000	3,697,040.90
April 03, 2018	159,459	32.1445	32.0000–32.4200	5,125,729.83
April 04, 2018	125,000	32.2406	31.4700–32.4500	4,030,075.00
April 05, 2018	124,230	32.2320	31.8500–32.3300	4,004,181.36
April 06, 2018	166,860	31.7152	31.4900–32.0800	5,291,998.27
April 09, 2018	87,600	31.7419	30.7100–32.0700	2,780,590.44
April 10, 2018	135,000	31.9355	31.7600–32.0700	4,311,292.50
April 11, 2018	136,800	31.7535	31.6000–31.9100	4,343,878.80
April 12, 2018	100,000	31.9278	31.5600–32.0500	3,192,780.00
April 13, 2018	171,068	31.8772	31.6300–32.1900	5,453,168.85
April 16, 2018	132,086	31.4589	31.2550–31.6200	4,155,280.27
April 17, 2018	126,100	31.4523	31.2100–31.4300	3,966,135.03
April 18, 2018	101,292	32.3927	31.8100–32.5600	3,281,121.37
April 19, 2018	145,646	32.4182	32.2800–32.5900	4,721,581.16
April 20, 2018	160,000	32.2916	32.1800–32.6100	5,166,656.00
April 23, 2018	124,016	32.2966	32.1400–32.4900	4,005,295.15

[1]	The Investor undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.